U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Clifton                               Jean                 B.
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   (Last)                           (First)             (Middle)
Journal Register Company
State Street Square
50 West State Street
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                                    (Street)

Trenton                               NJ                 08608
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol
Journal Register Company
JRC

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

05/31/2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Executive Vice President, Chief Financial Officer & Treasurer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, $.01 par value per share                                                           203,101(1)      D
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                                                                                                                           By Spouse
Common Stock, $.01 par value per share                                                                50         I         (2)
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                                                                                                                           By Self
                                                                                                                           as Cust.
Common Stock, $.01 par value per share                                                               914         I         for Son
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                                                                                                                           By Self
                                                                                                                           as Cust.
                                                                                                                           for
Common Stock, $.01 par value per share                                                               450         I         Nieces
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                                                                                                                           By Self
                                                                                                                           as Cust.
                                                                                                                           for
Common Stock, $.01 par value per share                                                               150         I         Nephews
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Time-based options                                                             Common
(Right to buy)      $14.00                                   (3)      05/20/07 Stock     161,458          161,458    D
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Time-based options                                                             Common
(Right to buy)      $21.00                                   (3)      05/20/07 Stock     161,458          161,458    D
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Time-based options                                                             Common
(Right to buy)      $22.50                                   (4)      05/01/08 Stock     160,000          160,000    D
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Time-based options                                                             Common
(Right to buy)      $14.72                                   (5)      05/03/09 Stock     160,000          160,000    D
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Time-based options                                                             Common
(Right to buy)      $14.62                                   (6)      05/10/10 Stock     160,000          160,000    D
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Time-based options                                                             Common
(Right to buy)      $15.82500                                (7)      05/01/11 Stock     130,000          130,000    D
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Time-based options                                                             Common
(Right to buy)      $21.67    05/01/02 A   V    135,000      (8)      05/01/12 Stock     135,000          135,000    D
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
Explanation of Responses:
(1) Includes 203,051 shares awarded pursuant to the Company's Management Bonus Plan.
(2) These shares are owned by Richard Clifton, the reporting person's husband, and the reporting person disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.
(3) Options to purchase shares of Common Stock vested and became exercisable as to 20% of such options on each of May 20, 1998, 1999, 2000, 2001 and 2002.
(4) Options to purchase shares of Common Stock vested and became exercisable as to 20% of such options on each of May 1, 1999, 2000, 2001 and 2002 and the remainder will vest and become exercisable on May 1, 2003.
(5) Options to purchase shares of Common Stock vested and became exercisable as to 20% of such options on each of May 3, 2000, 2001 and 2002 and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(6) Options to purchase shares of Common Stock vested and became exercisable as to 20% of such options on each of May 1, 2001 and 2002 and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(7) Options to purchase shares of Common Stock vested and became exercisable on May 1, 2002 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(8) Options to purchase shares of Common Stock will vest and become exercisable on May 1, 2003 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.



/s/  Jean B. Clifton                                        June 3, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Jean B. Clifton

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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